COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

May 28, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Trust”)

Post-Effective Amendment No. 106 to Registration Statement on Form N-1A

Registration File Nos.: 2-99356; 811-04367

Dear Ladies and Gentlemen:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(a) of the 1933 Act, Post-Effective Amendment No. 106 under the 1933 Act and Amendment No. 107 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for Columbia Blended Equity Fund, Columbia Bond Fund, Columbia Emerging Markets Fund, Columbia Energy and Natural Resources Fund, Columbia International Growth Fund, Columbia Mid Cap Core Fund, Columbia Pacific/Asia Fund, Columbia Select Large Cap Growth Fund, Columbia Select Opportunities Fund, Columbia Select Small Cap Fund, Columbia Short-Intermediate Bond Fund, and Columbia Value and Restructuring Fund, each a series of the Trust, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I One Financial Center Boston, MA 02111